INTELLI-CHECK, INC.
                             246 Crossways Park West
                            Woodbury, New York 11797


                                 October 7, 2005


United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3651

      RE:   Intelli-Check, Inc.(the "Company")
            Registration Statement on Form S-3
            (File No. 333-127663) (the "Registration Statement")

Ladies and Gentlemen:

      The undersigned hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m. today, Friday, October 7, 2005, or as soon thereafter as practicable.

      The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the Commission staff's comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                            Very truly yours,

                                            INTELLI-CHECK, INC.


                                            By: /s/ Frank Mandelbaum
                                                --------------------------------
                                                Name:  Frank Mandelbaum
                                                Title: Chief Executive Officer